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                                                                     EXHIBIT 4.2

                                 AMENDMENT NO. 3
                                     TO THE
                                RIGHTS AGREEMENT
                          DATED AS OF DECEMBER 13, 2000
                                 BY AND BETWEEN
                         SPECTRUM PHARMACEUTICALS, INC.
                                       AND
                         U.S. STOCK TRANSFER CORPORATION

      On December 13, 2000, the Board of Directors of Spectrum Pharmaceuticals, Inc., a Delaware corporation (the "Company") authorized and declared a dividend distribution of one Right (as defined in the Rights Agreement) for each share of its Common Stock, each Right initially representing the right to purchase one-hundredth of a share of Series B Junior Participating Preferred Stock of the Company, upon the terms set forth in a Rights Agreement dated as of December 13, 2000 by and between U.S. Stock Transfer Corporation (the "Rights Agent") and the Company (the "Rights Agreement")

      The Company recently entered into a Preferred Stock and Warrant Purchase Agreement dated September 26, 2003 (the "Series E Purchase Agreement"), pursuant to which the Company issued and sold shares of its Series E Convertible Voting Preferred Stock (the "Series E Preferred Stock") and Series E-1 Warrants to Purchase Common Stock (the "Series E-1 Warrants"), Series E-2 Warrants to Purchase Common Stock (the "Series E-2 Warrants") and Series E-3 Warrants to Purchase Common Stock (the "Series E-3 Warrants") (the "Series E-1 Warrants, Series E-2 Warrants and Series E-3 Warrants together, the "Series E Warrants"). Pursuant to the terms of the Certificate of Designation of the Series E Preferred Stock (the "Certificate of Designations"), each holder of the Series E Preferred Stock has the right to receive, on the Distribution Date (as defined in the Rights Agreement), without further action by the Board, such number of Rights (as defined in the Rights Agreement) equal to the number of Rights such holder would have held if, immediately prior to the Distribution Date, all of the shares of Series E Preferred Stock had been converted into shares of Common Stock at the then current Conversion Value (as defined in the Certificate of Designations). Pursuant to the terms of the Series E Warrants, each holder of a Series E Warrant has the right to receive, after the Distribution Date, upon exercise of the Series E Warrant, such number of Rights equal to the number of Rights such holder would have held if, immediately prior to the Distribution Date, the portion of the Series E Warrant being exercised at such time had been exercised and the Series E Warrant Shares issuable upon such exercise were outstanding immediately prior to the Distribution Date.

      Therefore, in order to give effect to the above terms of the Series E Preferred Stock and the Series E Warrants, the Company and U.S. Stock Transfer Corporation hereby agreed to amend the Rights Agreement as follows:
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      1.    Amend Section 1(a) of the Rights Agreement to add the following separate paragraph at the end of the section:

            "Also, notwithstanding the foregoing, each of the persons and entities listed on Schedule 1 (the "Series E Purchasers") to the Preferred Stock and Warrant Purchase Agreement dated September 26, 2003 (the "Series E Purchase Agreement"), by and among the Company and the Series E Purchasers thereto, shall not be deemed to be an "Acquiring Person," by virtue of such Series E Purchaser acquiring Beneficial Ownership of shares of Common Stock pursuant to the terms of the Series E Purchase Agreement, the Certificate of Designations (the "Series E Certificate of Designations") of the Company's Series E Convertible Voting Preferred Stock (the "Series E Preferred Stock"), the Series E-1 Warrants (as defined in the Series E Purchase Agreement), the Series E-2 Warrants (as defined in the Series E Purchase Agreement) or the Series E-1 Placement Agent Warrants (as defined in the Series E Purchase Agreement) and the Series E-3 Placement Agent Warrants (as defined in the Series E Purchase Agreement) issued or issuable to SCO Financial Group LLC, and/or its designees, pursuant to that certain financial advisory agreement between the Company and SCO Financial Group LLC, dated February 1, 2003 (the Series E-1 Warrants, Series E-2 Warrants, Series E-1 Placement Agent Warrants and Series E-3 Placement Agent Warrants hereinafter referred to as the "Series E Warrant" if singular, or "Series E Warrants" if plural). However, this exception to the definition of "Acquiring Person" shall not affect the determination of whether the Series E Purchasers, or any of them, shall be an "Acquiring Person" as the result of any other acquisition of Beneficial Ownership of shares of Common Stock."

      2. Add subsection (f) to Section 3 of the Rights Agreement to read in its entirety as follows:

            "(d) Notwithstanding any of the foregoing, each record holder of shares of Series E Preferred Stock has the right to receive, on the Distribution Date, such number of Rights equal to the number of Rights such holder would have held if, immediately prior to the Distribution Date, all of the shares of Series E Preferred Stock had been converted into shares of Common Stock at the then current Conversion Value (as defined in the Series E Certificate of Designations). As soon as practicable after the Distribution Date (but in any case no later than 5 business days following the Distribution Date), the Rights Agent will send by first-class, insured, postage prepaid mail, to each record holder of the Series E Preferred Stock as of the Close of Business on the Distribution Date, one or more Rights Certificates evidencing the Rights so held. No further Rights shall attach or be issuable in respect of any shares of Common Stock issued thereafter upon conversion of any shares of Series E Preferred Stock. In addition, notwithstanding any of the foregoing, any holder of a Series E Warrant who exercises any portion of such Series E Warrant after a Distribution Date shall receive, upon exercise of such Series E Warrant, a number of Rights equal to the number of Rights such holder would have held in respect of the Warrant Shares (as defined in the Series E Warrant) issuable upon such exercise if the portion of the Series E Warrant being exercised had been exercised immediately prior to the Distribution Date. As soon as practicable after such exercise (but in any case no later than 5 business days following such exercise), the Rights Agent will send by first-class, insured,
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postage prepaid mail, to the record holder of such Warrant Shares, one or more
Rights Certificates evidencing the Rights so held. In an event that an adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11(p) hereof, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights.

      Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Rights Agreement.

                            [SIGNATURE PAGE FOLLOWS]
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      IN WITNESS WHEREOF, the Company and the Rights Agent have caused this amendment to be executed this 10th day of May, 2004.

Spectrum Pharmaceuticals, Inc.          U.S. Stock Transfer Corporation

By: /s/ SHYAM KUMARIA                   By: /s/ RICHARD C. BROWN
   ----------------------------------      -------------------------------------

Name: Shyam Kumaria                     Name: Richard C. Brown
     --------------------------------        -----------------------------------

Title: Vice President Finance           Title: Vice President
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